# Xenolith Authenticator

Login — SMS Code — Encryption Key

1 — 2 — 3

Xenolith

## Step 1 - Login

Enter Your Xenolith Username

Username

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Password

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# Xenolith Authenticator

Login — SMS Code — Encryption Key

✓ 2 3

Xenolith

## Step 2 - SMS Verification

A text message with a 6-digit verification code was just sent to your cell phone on record

************

**Code Verification**

Please enter the 6-digit verification code sent to your phone

Enter the code

What if I didn't receive a code?

Contact Support

Next

# Xenolith Authenticator

Login — SMS Code — Encryption Key

3

Xenolith

## Step 3 – Encryption Key

Enter Encryption Key

Access Vault

Forgot Encryption Key?
Contact Support

Xenolith

Contact Support

Xenolith

# Xenolith Vault

John Smith > Real Estate > AZ House

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Create new file

Share Folder

| Name | Modified | Members | |
|---|---|---|---|
| Wills | -- | Only You | ... |
| Real-estate | -- | Only You | ... |
| Stock and Bonds | -- | Only You | ... |
| Personal Property | -- | Only You | ... |
| Cars, RV and Boats | -- | Only You | ... |
| Paintings and Art Work | -- | Only You | ... |
| Business Agreements | -- | Only You | ... |
| Medical Records | -- | Only You | ... |

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